Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

Performance Shipping Inc. Extends Time Charter for Aframax Tanker M/T Blue Moon for Two Years at the Average Rate of US$40,500 per Day

ATHENS, GREECE, July 14, 2026 — Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a wholly-owned subsidiary, it has extended the existing time charter contract with American Eagle Tankers (“AET” or the “Charterer”), a member of MISC Group, for the 2011-built, 104,623 dwt Aframax tanker vessel, M/T Blue Moon.

The charter has been extended for a period of twenty-four (24) months +/– 15 days at the option of the Charterer at an average gross charter rate of US$43,000 per day for the first year and US$38,000 per day for the second year, representing an average gross charter rate of US$40,500 per day over the two-year period. Upon completion of the vessel’s current charter period, the M/T Blue Moon is scheduled to undergo its planned drydock. The extended charter period is expected to commence directly thereafter, by the end of 2026.

The charter extension is expected to generate approximately US$29 million of gross revenue for the minimum duration of the extended charter period.

Commenting on the charter extension, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The extension of the M/T Blue Moon’s charter with AET highlights the value of our long-standing commercial partnerships and the trust our counterparties place in our operational performance and fleet quality. Securing a two-year charter extension at an average rate of US$40,500 per day, compared with the vessel’s previous applicable rate of US$28,000 per day, demonstrates our ability to capitalize on favorable market conditions while continuing to strengthen our relationships with leading charterers.

“This new time charter arrangement further enhances the predictability of our future cash flows, with our charter coverage effectively maximized through late 2027, when the next vessel in our fleet is scheduled for redelivery. Following this charter extension and based on the minimum durations of our existing charters, our contracted revenue backlog increases to over US$530 million as of  mid-2026. Our charter coverage now approaches 90% through the end of 2028 and remains approximately 60% for 2029, providing strong cash flow visibility and further strengthening the foundation for disciplined and sustainable growth.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.